AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This Amendment (this “Amendment”), dated as of February 18, 2011, is made and entered into by and among 57th Street General Acquisition Corp., a Delaware corporation (“Parent”), 57th Street Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), Crumbs Holdings LLC, a Delaware limited liability company (the “Company”), the Members  and the Member Representatives.  Capitalized terms used and not defined herein shall have the meanings ascribed thereto in the Business Combination Agreement (as defined below).

WHEREAS, Parent, Merger Sub, the Company, the Members and the Member Representatives are parties to that certain Business Combination Agreement, dated as of January 9, 2011 (the “Business Combination Agreement”);

WHEREAS, Section 7.5 of the Business Combination Agreement provides that the Business Combination Agreement may only be amended pursuant to a written agreement signed by each of the Parties thereto; and

WHEREAS, the Parties desire to amend the Business Combination Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Business Combination Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

A.   Amendments to the Business Combination Agreement.  The Business Combination Agreement is hereby amended as follows:

1.    Section 1.4(a)  Contingency Consideration; Contingency Consideration to the Members.  The second sentence of the last paragraph of Section 1.4(a) of the Business Combination Agreement is hereby amended and restated as set forth below:

“For purposes of this Section 1.4, “Adjusted EBITDA” shall mean consolidated net earnings of Parent, including net earnings attributable to any non-controlling interest, determined in accordance with Signing GAAP (as hereafter defined) before interest income or expense, income taxes and any gains or losses resulting from the change in estimate relating to the Tax Receivable Agreement, depreciation, amortization, losses or gains resulting from adjustments to the fair value of the contingent consideration, stock-based compensation expense, the non-cash effect on rent expense as a result of straight-lining rent, extraordinary or non-recurring expenses (including the Expenses) and all other extraordinary non-cash items for the applicable period and as applied on a consistent basis.”

2.           Section 1.4(e)  Contingency Consideration; Escrow.  The first sentence of Section 1.4(e) of the Business Combination Agreement is hereby amended and restated as set forth below:

“At Closing, Parent, the Company, the Member Representatives and Continental Stock Transfer & Trust Company (the “Escrow Agent”) shall enter into an Escrow Agreement, in the form and substance reasonably satisfactory to the Parties (the “Escrow Agreement”) and the Company and Parent shall deposit with the Escrow Agent pursuant to the terms of the Escrow Agreement [A] certificates for Four Million Four Hundred Thousand (4,400,000) New Crumbs Class B Exchangeable Units and Four Hundred and Forty Thousand (440,000) shares of Parent Series A Voting Preferred Stock representing the aggregate Contingency Consideration payable to the Members pursuant to this Section 1.4, and [B] certificates for the Claim Shares (as defined below).’

3.           Section 3.7(b) SEC Filings and Parent Financial Statements.  Section 3.7(b) of the Business Combination Agreement is hereby amended and restated as set forth below:

“The financial statements and notes contained or incorporated by reference in the Parent SEC Reports or to be incorporated by reference in the Additional Parent SEC Reports (“Parent Financials”) fairly present, or will fairly present at the time of filing, as the case may be, the financial condition and the results of operations, changes in stockholders’ equity, and cash flow of Parent and the Parent Subsidiaries as at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable.  No financial statements other than those of Parent and the Parent Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent.  Section 3.7 of the Parent Disclosure Schedule contains a description of all non-audit services performed by Parent’s auditors for Parent and the Parent Subsidiaries since the date of Parent’s formation and the fees paid for such services.  Parent has no off-balance sheet arrangements.”

4.           Section 3.8 Absence of Undisclosed Liabilities.  Section 3.8 of the Business Combination Agreement is hereby amended and restated as set forth below:

“Except as and to the extent reflected or reserved against in the Parent Financials and/ or set forth in the Parent Disclosure Schedule and/ or Parent SEC Reports (excluding any risk factor disclosures and any disclosure included in any “forward looking statements” disclaimer, forward looking statements or other statements that are predictive, forward looking, non-specific or primarily cautionary in nature), neither the Parent nor any Parent Subsidiary has incurred any liabilities or obligations of any kind, other than liabilities that have been incurred in the ordinary course of business (taking into account Parent is a special purpose acquisition company and the Expenses of Parent).”

5.           Section 3.11(a)  Taxes and Returns.  Section 3.11(a) of the Business Combination Agreement is hereby amended and restated as set forth below:

“Except as set forth in Section 3.11(a) of the Parent Disclosure Schedule, Parent has or will have timely filed, or caused to be timely filed, all material federal, state, local and foreign Tax Returns and reports required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Parent Financials have been established.”

6.           Section 4.1(c)  Conduct of Business of the Company and of Parent and Parent Subsidiaries.   Section 4.1(c) of the Business Combination Agreement is hereby deleted in its entirety and replaced with “Intentionally Omitted.”

7.           Section 4.3(f) No Solicitation.  Section 4.3(f) of the Business Combination is hereby amended and restated as set forth below:

“Notwithstanding anything to the contrary contained in this Agreement, for the purposes of this Section 4.3, the “Executory Period” applicable to the Company and the Company Subsidiaries obligations hereunder shall expire on the earlier of (i) April 15, 2011 or (ii) the Effective Time.”

8.           Section 5.1(b) Notification of Certain Matters.  The last sentence of Section 5.1(b) of the Business Combination Agreement is hereby amended and restated as set forth below:

“In the event Parent and Merger Sub accept (or are deemed to have accepted) the new disclosure information made by the Company and the Members to the Company Disclosure Schedules prior to the Closing Date, such new disclosure information shall be deemed part of the Company Disclosure Schedules and the Company and the Members shall have no liability with respect to otherwise indemnifiable Damages relating thereto except as set forth in Section 5.22.”

9.           Section 5.3(b)(i) Survival of Representations and Warranties; Indemnification; Indemnification by the Members.  The last sentence of Section 5.3(b)(i) of the Business Combination Agreement is hereby amended and restated as set forth below:

“The indemnification provided pursuant to this Section 5.3(b)(i) shall not include any matter for which indemnification is provided pursuant to Section 5.3(b)(ii) or Section 5.22.”

10.           Section 5.3(f) Survival of Representations and Warranties; Indemnification; Limitation.  The second sentence of Section 5.3(f)of the Business Combination Agreement is hereby amended and restated as set forth below:

“The rights of the Parties for indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Section 5.3 and/ or Section 5.22 and, except as specifically set forth in Section 9.10 and Section 7.3, such indemnification rights shall be the sole and exclusive remedies of the Parties with respect to any matter arising under or in connection with this Agreement.”

11.           A new Section 5.22 is hereby added to the Business Combination Agreement as set forth as follows:

“5.22  Separate Indemnification.  From and after the Closing, Crumbs Inc. shall indemnify and hold harmless each Parent Indemnified Party from and against any Damages that each Parent Indemnified Party may sustain, suffer or incur and that result from, arise out of or relate to the matter set forth in Item 3 on Section 2.12(a)(i) of the Company Disclosure Schedule, as amended, including without limitation any Damages sustained, suffered or incurred due to the breach by the Company of its representations and warranties related to such matter.  Crumbs Inc.  hereby acknowledges and agrees that its indemnification obligations under this Section 5.22 shall be separate from and in addition to its indemnification obligations under Section 5.3 and Crumbs Inc. hereby agrees that the conditions and limitations under Sections 1.6(b), 5.3(a), 5.3(d)(ii) and 5.3(d)(iv) shall not apply to Crumbs Inc.’s indemnification obligations under this Section 5.22.”

12.           Section 5.6(a) Tender Offer; Warrant Tender Offer – Tender Offer.  The fifth sentence of Section 5.6(a) of the Business Combination Agreement is hereby amended and restated as set forth below:

“Parent may not waive the Maximum Tender Condition or the other conditions set forth in Annex A (except for conditions to be satisfied by the Company and/ or Members) or any conditions set forth in the Offer Documents without the consent of the Company and the Members and, unless agreed to by the Parties or required by the SEC, no material change may be made to the Tender Offer which imposes conditions to the Tender Offer in addition to those set forth in Annex A hereto or is inconsistent with this Section 5.6 except as required to comply with any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Tender Offer.”

The eighth sentence of Section 5.6(a) of the Business Combination Agreement is hereby amended and restated as set forth below:

“Notwithstanding the foregoing, Parent may, without the consent of the Company and the Members, (i) extend the Offer for one or more period(s) beyond the scheduled expiration date, which initially shall be no earlier than twenty (20) Business Days following the commencement of the Tender Offer (the “Initial Expiration Date”), if, at any scheduled expiration of the Tender Offer, the Maximum Tender Condition and/ or the conditions set forth in Annex A or in Offer Documents have not been satisfied or waived, or (ii) extend or amend the Tender Offer for any period (the Initial Expiration Date as extended, the “Expiration Time”) required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Tender Offer.”

13.           Section 5.6(b) Tender Offer; Warrant Tender Offer – Warrant Tender Offer.  The fifth sentence of Section 5.6(b) of the Business Combination Agreement is hereby amended and restated as set forth below:

“Parent may not waive the conditions set forth in Annex A (except for conditions to be satisfied by the Company and/ or Members) or any conditions set forth in the Offer Documents and no change may be made to the Warrant Tender Offer which increases the price being offered per warrant or imposes conditions to the Warrant Tender Offer in addition to those set forth in Annex A hereto or is inconsistent with this Section 5.6 without the consent of Company and the Members except as required to comply with any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Warrant Tender Offer.”

The seventh sentence of Section 5.6(b) of the Business Combination Agreement is hereby amended and restated as set forth below:

“Notwithstanding the foregoing, Parent may, without the consent of the Company and the Members, (i) extend the Warrant Tender Offer for one or more periods beyond the scheduled expiration date, which initially shall be twenty (20) Business Days following the commencement of the Warrant Tender Offer (the “Initial Warrant Expiration Date”) if, at any scheduled expiration of the Warrant Tender Offer, any of the conditions set forth in Annex A or in the Offer Documents, have not been satisfied or waived, or (ii) extend the Warrant Tender Offer for any period (the Initial Warrant Expiration Date as extended, the “Warrant Expiration Time”) required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Warrant Tender Offer.”

14.           Section 5.15  Letter of Credit Collateral.  The first sentence of Section 5.15 of the Business Combination Agreement is hereby amended and restated as set forth below:

“The Company and EHL Holdings LLC shall use their respective commercially reasonable efforts to negotiate with Southeastern Bank in order to amend (i) the Promissory Note among Southeastern Bank, Magnolia Bluff, Inc. (“Magnolia”) and the Company (the “Promissory Note”) and (ii) the Loan Agreement dated as of October 25, 2010 between Southeastern Bank, the Company and Magnolia (the “Loan Agreement”) to (x) remove Magnolia as a borrower thereunder, (y) arrange for the substitution of cash collateral, a certificate of deposit or similar instrument of the Company not to exceed $575,000 as a replacement for the property pledged by Magnolia thereunder and (z) obtain the unconditional release of Edwin Lewis from all obligations and liabilities arising out of or related to the Guaranty made by Edwin Lewis in favor of Southeastern Bank.”

15.           Section 7.4  Maximum Recovery.  The last sentence in Section 7.4 of the Business Combination Agreement is hereby amended and restated as set forth below:

“Except as set forth in Section 5.22, Parent and the Parent Indemnified Parties shall not have, other than the Maximum Recovery Amount, any rights or claims against any of the Related Parties under this Agreement or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.”

16.           Section 9.11 Third Parties.  Section 9.11 of the Business Combination is hereby amended and restated as set forth below:

“Except for the rights of the Indemnitees pursuant to Sections 5.3, 5.15 and 5.22, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.”

17.           Company Disclosure Schedules.  Certain of the Company Disclosure Schedules to the Business Combination Agreement are amended to reflect the Disclosure Schedule Supplement set forth in Exhibit A attached hereto.

18.           Parent Disclosure Schedules.  The Parent Disclosure Schedules to the Business Combination Agreement are hereby amended and restated in their entirety as set forth in Exhibit B attached hereto.

B. Miscellaneous.  This Amendment, the Business Combination Agreement (including the documents or instruments referred to herein, including any exhibits attached thereto and the Disclosure Schedules referred to therein, which exhibits and Disclosure Schedules are incorporated therein by reference) and the Confidentiality Agreement embody the entire agreement and understanding of the Parties hereto in respect of the subject matter hereof and thereof and supersede all prior agreements and understanding, oral or written, with respect to such subject matters.  Except as specifically amended hereby, the Business Combination Agreement, as amended hereby, shall remain in full force and effect.  The terms and provisions of Article IX of the Business Combination Agreement are incorporated herein by reference as if set forth herein in their entirety and shall apply mutatis mutandis to this Amendment.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have executed or caused this Amendment to be executed as of the date first written above.

57TH STREET GENERAL ACQUISITION CORP.

By:	/s/ Mark Klein
Name: Mark Klein
Title: Chief Executive Officer

57TH STREET MERGER SUB LLC

By:	/s/ Mark Klein
Name: Mark Klein
Title: Manager

CRUMBS HOLDINGS LLC

By:	/s/ Jason Bauer
Name: Jason Bauer
Title: Chief Executive Officer

MEMBERS:

/s/ Jason Bauer
Jason Bauer

/s/ Mia Bauer
Mia Bauer

/s/ Victor Bauer
Victor Bauer

CRUMBS, INC.

By:	/s/ Jason Bauer
Name: Jason Bauer
Title: President

EHL HOLDINGS LLC

By:	/s/ Edwin Lewis
Name: Edwin Lewis
Title: Chairman

/s/ John D. Ireland
John D. Ireland

MEMBER REPRESENTATIVES:

/s/ Jason Bauer
Jason Bauer

/s/ Edwin Lewis
Edwin Lewis